

March 22, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Yanzhang Li
Chairman, President and CEO
Advanced Pipe Fitting Technologies, Inc. c/o
Jay Smith, Esq.
Novi & Wilkin, Attorneys at Law
1325 Airmotive Way, Suite 140
Reno, NV 89502

Re: **Advanced Pipe Fitting Technologies, Inc.**
     Registration Statement on Form S-1 Amendment No.2
     Filed on: March 17, 2010
     File No.: 333-164396

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please have your accountants revise their consent to include language consenting to them being named as experts in the registration statement.

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Risk Factors, page 6

Risks Related to Doing Business in China, page 6

Regulation relating to the establishment of an offshore special purpose vehicle…, page 8

3. We note your revised disclosure in response to comment four of our letter dated

March 8, 2010. It appears that the planned operations of your subsidiary fall within the "encouraged" category of foreign investments in China, and that you plan to structure your local investment through a Hong Kong limited liability company. Your disclosure does not clarify, however, how the current regulatory environment may affect this type of investment vehicles and why you cannot predict whether SAFE will apply to a Hong Kong LLC or whether the PRC residents' registration requirements would apply in the context of a foreign investment through a Hong Kong LLC. Please revise your disclosure accordingly.

Selling Shareholders, page 24

4. We note your response and revised disclosure to comment 10 of our letter dated March 8, 2010. To the extent that the company had received from investors commitments to invest in the company's stock prior to it being incorporated, which commitments resulted in the company issuing shares of common stock in private placements after the company was incorporated and had duly authorized shares of common stock for issuance, please so disclose. Otherwise, tell us how these private placements took place prior to the incorporation.

Officers and Key Personnel of the Company, page 42

5. We note your response to comment 13 of our letter dated March 8, 2010; however, the disclosure still appears on page 45. Please remove.

Certain Relationships and Related Transactions, page 46

6. With respect to Mr. Qiong Xie, please include in the next amendment the fourth paragraph of your response to comment 14 of our letter March 8, 2010 where you disclose that Mr. Xie acts "as translator and consultant in the "go public" aspect of the business plan" and that he is not an employee of the company.

*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Jay Smith, Esq.
        Novi & Wilkin, Attorneys at Law
        via facsimile at (775) 201-8331